FILE NO. 70-9541

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
FORM U-1
APPLICATION/DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

WITH RESPECT TO THE PAYMENT OF DIVIDENDS, SHARE REPURCHASES AND SHARE ISSUANCES IN CONNECTION WITH RESTRUCTURING BY NORTHEAST UTILITIES AND CERTAIN SUBSIDIARIES

Northeast Utilities
Western Massachusetts Electric
Company
174 Brush Hill Avenue
West Springfield, MA 01090

The Connecticut Light and Power Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Services Company
Select Energy, Inc.
Select Energy Portland Pipeline, Inc.
107 Selden Street
Berlin, CT 06037


Public Service Company of New Hampshire
North Atlantic Energy Corporation
1000 Elm Street
Manchester, NH 03015

HEC Inc.
Select Energy Contracting, Inc.
24 Prime Parkway
Natick, MA 01760

Reeds Ferry Supply Co., Inc.
605 Front Street
Manchester, NH 03102

HEC Energy Consulting Canada Inc.
242 Simcoe Street
Niagara on the Lake
Ontario, Canada LOS1J0


(Names of companies filing this statement and addresses of principal executive offices)

NORTHEAST UTILITIES
(Name of top registered holding company)
Cheryl W. Grise
Senior Vice President, Secretary and General Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037
(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.
Assistant General Counsel
Northeast Utilities  Service Company
107 Selden Street
Berlin, CT 06037

David R. McHale
Vice President and Treasurer
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

The application/declaration, as amended, in this file is amended as follows:
A. Item 1 is deleted and replaced in its entirety as follows:

"ITEM 1

DESCRIPTION OF PROPOSED TRANSACTIONS

Introduction

1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH"), Western Massachusetts Electric Company ("WMECO"), and North Atlantic Energy Corporation ("NAEC"), each an electric utility subsidiary of NU, NU Enterprises, Inc. ("NUEI"), a sub-holding company over certain of NU's non-utility subsidiaries, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), Select Energy, Inc. ("SE"), HEC Inc. ("HEC"), and Select Energy Portland Pipeline, Inc. ("SEPPI"), each a direct subsidiary of NUEI and an indirect non-utility subsidiary of NU, and Reeds Ferry Supply Co., Inc. ("Reeds"), Select Energy Contracting, Inc. ("SECI")and HEC Energy Consulting Canada Inc. ("HEC Energy"), each a direct subsidiary of HEC and an indirect non-utility subsidiary of NU, (collectively, the "Applicants"), hereby submit this application/declaration (the "Application") pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a)
thereunder with respect to (a) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by each of CL&P, PSNH, WMECO and NAEC, from certain restructuring proceeds, (b) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by NUEI, the payment of dividends to, and/or the repurchase of stock from, NUEI out of capital or unearned surplus by each of NGC, NGS, SE, HEC and SEPPI, and the payment of dividends to, and/or the repurchase of stock from, HEC out of capital or unearned surplus by Reeds, SECI and HEC Energy, (c) the payment of dividends and/or the repurchase of stock out of capital or unearned surplus by CL&P from certain restructuring proceeds in accordance with the provisions of CL&P's dividend covenant under its First Mortgage Indenture and Deed of Trust dated May 1, 1921 to the Bankers Trust Company as trustee (the "Mortgage Indenture"), in the case of
(a), (b) and (c) above, all through December 31, 2004 (the "Authorization Period") and, in the case of CL&P, WMEOC and PSNH, so long as the senior debt securities of the respective company remain rated investment grade by at least one rating agency, and (d) the issuance of additional shares by NU to the extent necessary to fulfill its obligations under one or more forward stock purchase contracts through June 30, 2001. As described in greater detail herein, the authorizations sought relate to the capital restructuring of the NU system in connection with electric utility deregulation in Connecticut, Massachusetts and New Hampshire and the related required asset divestitures and the issuance of rate reduction bonds related to stranded cost securitization transactions in such states. The transactions described herein will permit NU and its subsidiaries to use the proceeds of those divestitures and bond issuances, among other things, to reduce and adjust their capital structures by retiring outstanding debt, preferred stock and common equity, and to buy down existing power purchase agreements with
independent power producers.   As a result, CL&P, WMECO, PSNH and NAEC
(collectively, the "Utilities") will be able to lower the rates charged to their utility customers, and gain greater financing flexibility. In addition, the value of the investment in NU held by its shareholders will be enhanced. The senior debt ratings of CL&P, WMECO and PSNH issued by Standard & Poor's are each currently "BBB-" while the senior debt ratings of CL&P and WMECO issued by Moody's Investor Service, Inc. are each "Baa3" and that of PSNH is "Ba3." These ratings will be unaffected or improved by the issuance of the rate reduction bonds, as the agencies do not consider such securities to be obligations of utilities.

Background

2. Connecticut, Massachusetts and New Hampshire, the states in which the Utilities operate, have enacted or shortly will enact legislation deregulating the electric utility industry in such states to provide retail consumers with a choice of electricity providers. Eventually, consumers in all of those states will be allowed to choose their energy providers, and energy prices will no longer be set by a state regulatory commission. The transmission and distribution of electricity will continue to be provided by the local utilities at regulated rates.

   As vertically integrated utilities with both generation assets and transmission and distribution assets, CL&P, PSNH, WMECO and NAEC are or will be (in the case of PSNH and NAEC) required to restructure their companies to comply with state statutory provisions. This restructuring includes, among other things, the divestiture of their generating assets. This divestiture, combined with authorization for the issuance of rate reduction bonds as part of the restructuring process, will leave the Utilities in a unique financial position in that they will experience a significant decrease in the amount of tangible assets that they own and receive a substantial influx of cash almost simultaneously.

Connecticut Restructuring Law and CL&P

3. On April 29, 1998, the Connecticut Governor signed into law a comprehensive restructuring bill entitled An Act Concerning Electric Restructuring (the "Connecticut Act"). The Connecticut Act mandates retail access for up to thirty-five percent of customers located in distressed cities on and after January 1, 2000, with full retail competition to be completed by July 1, 2000. Further, during the time period from July 1, 1998 through December 31,1999, rates could not exceed their levels on December 31, 1996. Starting January 1, 2000, the Act requires CL&P to implement standard offer rates that are ten percent lower than the rates in effect on December 1, 1996.

    The Connecticut Act authorizes the Connecticut Department of Public Utility Control ("DPUC") to permit electric public utilities to recover the full amount of their stranded costs through a competitive transition assessment, conditioned upon the divestiture of all non-nuclear generating assets at auction by January 1, 2000 and divestiture of all nuclear generating assets at auction by January 1, 2004. Additionally, all electric public utilities are required to undertake steps to mitigate stranded costs. The DPUC is responsible for determining the rate of recovery for each utility.

   The Connecticut Act allows for the issuance of rate reduction bonds to finance portions of a utility's stranded costs, as determined to be appropriate by the DPUC, through securitization transactions. The savings generated through the use of rate reduction bonds ultimately results in a reduction of electric rates. The Connecticut Act limits the use of securitization to non-nuclear generation-related regulatory assets and costs associated with the renegotiation of purchased-power contracts. CL&P may not securitize any of its nuclear stranded costs.

    Pursuant to the Connecticut Act, CL&P has filed stranded cost estimates and unbundled rates with the DPUC. On July 7, 1999, the DPUC issued a Final Decision on CL&P's stranded costs, ruling that CL&P can recover up to $3.5 billion in stranded costs.

New Hampshire Restructuring Law and PSNH and NAEC

4. Effective May 21, 1996, the New Hampshire legislature enacted Chapter 374-F of the New Hampshire Revised Statutes (the "New Hampshire Act") mandating full retail electric choice by January 1, 1998, but allowing a six-month extension to July 1, 1998. On February 28, 1997, the final version of the New Hampshire Public Utilities Commission (the "PUC") plan was released pursuant to which electric utilities are required to divest generation facilities by January 1, 2000. Concurrent with the release of the PUC plan, the PUC issued utility-specific orders regarding interim stranded cost charges that resulted in litigation between PSNH and the PUC. That litigation was stayed as a result of a Memorandum of Understanding between New Hampshire and PSNH which was entered into on June 14, 1999. A final settlement agreement was filed on August 2, 1999 with state regulators.

   The settlement agreement provides that PSNH must reduce its rates by approximately eighteen percent from current levels on the effective date of the agreement, which is estimated to occur sometime in early 2000. PSNH is seeking to recover almost $1.9 billion of its total estimated stranded costs, which would require that PSNH write off approximately $225 million, after taxes, in existing stranded costs. In addition, the settlement agreement authorizes the issuance of approximately $725 million in rate reduction bonds. The final settlement agreement must be approved by the PUC and by the New Hampshire Legislature.

Massachusetts Restructuring Law and WMECO

5. On November 25, 1997, the Massachusetts Governor signed into law a comprehensive restructuring bill entitled "An Act Relative to Restructuring the Electric Utility Industry in the Commonwealth, Regulating the Provision of Electricity and Other Services, and Promoting Enhanced Consumer Protections Therein" (the "Massachusetts Act"). Pursuant to the Massachusetts Act, retail electric competition began on March 1, 1998. WMECO was ordered to institute a mandatory ten percent reduction in approved rates commencing March 1, 1998. An additional five percent discount is required on September 1, 1999. As a result of the rate reductions to date, WMECO's annual revenues have declined from $426 million in 1997 to $393 million in 1998.

   The Massachusetts Act authorizes the Massachusetts Department of Telecommunications and Energy (the "DTE") to permit electric public utilities to recover stranded costs through a non-bypassable market transition charge, and the DTE is responsible for determining each utility's specific recovery, which recovery is conditioned upon aggressive mitigation by the recovering utility. The DTE has not issued an order on WMECO's pending filing regarding stranded cost recovery. In addition, the Massachusetts Act provides for securitization bonds to be issued to finance a portion of a utility's
stranded costs, as determined by the DTE.   WMECO is seeking approval to
securitize up to $300 million in stranded costs.

The Impact of Restructuring on the Utilities

6. Pursuant to the states' statutory restructuring requirements, the electric generating assets of CL&P, PSNH and WMECO will be sold, and PSNH will buy out its power purchase agreement with NAEC. However, the applicable state deregulation laws mandate that any gains on the sale of the electric generating assets reduce stranded cost recovery, and accordingly the Utilities will recognize no earnings effect and no accretion to their retained earnings account when those gains are realized.

    WMECO has already closed on its sale of approximately 290 MW of fossil and hydroelectric generating assets for a sale price approximately 3.8 times greater than the assets' 1997 book value. The sales of these assets and future asset sales will be used to reduce WMECO's stranded costs. WMECO has auctioned another 270 MW of pumped storage and conventional hydroelectric generating assets and has obtained final regulatory approval for the sale of those assets and hopes to close on the transaction in the first quarter of 2000. CL&P has auctioned off its non-nuclear generating facilities, as required by the Connecticut Act. In February 1999, the DPUC announced the offering for sale of CL&P's fossil fuel and hydroelectric generating facilities. CL&P has received final regulatory approval for the sale of those assets and hopes to close on that transaction in the first quarter of 2000. PSNH and NAEC expect to sell their interests in non-nuclear and nuclear generating assets, respectively, once a settlement agreement with the State of New Hampshire has been approved, which is expected to occur in the latter part of 2000. In addition, proceeds from the sale of the Utilities' nuclear generating assets will result in additional restructuring proceeds.

   In addition to the proceeds raised from these sales of generating assets, at least three of the Utilities, CL&P, PSNH and WMECO, will receive proceeds from the issuance of rate reduction bonds as part of the restructuring process. Because of the accounting treatment required by the regulatory process, the receipt of proceeds from the rate reduction bonds will have no effect on the respective net incomes of the Utilities and no accretion to their retained earnings account. Accordingly, while CL&P, PSNH and WMECO will experience a substantial influx of cash from these transactions, none of that cash will be treated as "income" or "retained earnings" on their financial statements. In addition ratings on securities of CL&P, PSNH and WMECO will not be adversely affected and may improve by the issuance of the rate reduction bonds. Rated senior debt of CL&P, PSNH and WMECO are presently expected to remain rated as investment grade by at least one rating agency through the Authorization Period. In the event that the senior debt of any of CL&P, PSNH or WMECO is not rated investment grade by at least one rating agency, the affected company undertakes to request further authorization from the Commission prior to issuing any further dividends. When the aforementioned process is completed, CL&P presently expects to receive net proceeds of approximately $1.191 billion from the sales of non-nuclear generating assets and net proceeds of $1.489 billion from the issuance and sale of rate reduction bonds. Thus, CL&P is presently expecting to receive approximately $2.680 billion of cash from these restructuring transactions.

    When the aforementioned process is completed, PSNH presently expects to receive net proceeds of approximately $360 million from the sales of non-nuclear generating assets and net proceeds of approximately $725 million from the issuance and sale of rate reduction bonds. Thus, PSNH presently expects to receive approximately $1.085 billion of cash from these restructuring transactions.

   When the aforementioned process is completed, WMECO presently expects to receive net proceeds of approximately $233 million from the sales of non-nuclear generating assets and net proceeds of approximately $303 million from the issuance and sale of rate reduction bonds. Thus, WMECO is presently expecting to receive approximately $536 million of cash from these restructuring transactions.

    NAEC presently expects to receive net proceeds from restructuring activities (primarily from PSNH's buy-out of its power contract with NAEC and to a lesser extent from the sale of NAEC's interest in the Seabrook Nuclear Power Plant) of approximately $646 million. NAEC does not expect to receive proceeds from the issuance of rate reduction bonds.

A table summarizing these transactions is included as Exhibit I to this Application.

The Results of Restructuring

7. As described above, CL&P, PSNH, WMECO and NAEC, after completing their restructuring transactions, will become much smaller companies, requiring much less capitalization. Further, the proceeds from the securitization of the Utilities' stranded costs are required to be used to reduce customer costs by reducing capitalization and, hence, their capital revenue requirements. In order to achieve these cost savings, CL&P, PSNH, WMECO and NAEC must reduce their common equity capitalizations to reflect the fact that they are smaller corporate entities. The above-described proceeds of restructuring transactions are expected to provide the Utilities with the funds to achieve this capitalization reduction.

     CL&P, WMECO and PSNH have a financial objective, post-restructuring, of obtaining and maintaining a strong investment grade rating. A major factor in achieving this objective is to have a common equity to total capitalization ratio of approximately 40-45%, with a target date for achieving this objective of December 31, 2000 and assuming that securitization debt will not be treated as indebtedness for rating agency purposes in this computation. Using these assumptions, NU derived the amount of equity which it wished to have removed from these companies and still meet the rating objective.

      The Utilities plan to apply the net proceeds of their restructuring transactions during the Authorization Period, among other things, to retire outstanding debt and preferred stock, to buy down existing power purchase agreements with independent power producers (except NAEC, which has no such agreements) and to reduce their capitalizations. CL&P presently expect to use approximately $310 million to reduce its common equity capitalization; WMECO presently expects to use approximately $145 million to reduce its common equity capitalization; PSNH presently expects to use approximately $297 million to reduce its common equity capitalization; and NAEC presently expects to use approximately $164 million to reduce its common equity capitalization. (Individually, "CL&P Returned Equity", "WMECO Returned Equity", "PSNH Returned Equity" and "NAEC Returned Equity" respectively).

    The buy-down of power purchase contracts and the retirement of debt and preferred stock can be accomplished without Commission approval. In order to effectively reduce their capitalizations, CL&P, PSNH, WMECO and NAEC seek Commission authorization to use all or a portion of, respectively, the CL&P Returned Equity, the PNSH Returned Equity, the WMECO Returned Equity and the NAEC Returned Equity either (i) to pay dividends to NU, (ii) to buy back a portion of their outstanding common stock owned by NU or (iii) to effect common equity capital reductions through a combination of dividends and stock repurchases. Since, as described earlier, the receipt of restructuring proceeds does not result in net income giving rise to earned surplus to the Utilities, the Act and the regulations thereunder require Commission approval for the use of such proceeds for the payment of dividends or the repurchase of stock, in the full amount required to decapitalize the Utilities. In addition, Commission approval is required for the repurchase by the Utilities of their stock from NU, an affiliate of the Utilities, and these approvals are sought in this Application.

      The Commission has previously approved the payment of dividends out of capital or unearned surplus by a utility subsidiary of a registered holding company when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities. See, e.g., AEP Generating Co., H.C.A. Rel. No. 26754 (August 12, 1997). As described above, CL&P, PSNH, WMECO and NAEC would not face adverse financial consequences as a result of the payment to NU. Rather, CL&P, PSNH, WMECO and NAEC are reacting to a unique situation, restructuring and its related financial impacts, which has created a large influx of cash not treatable as earned surplus. Each of CL&P, WMECO, PSNH and NAEC currently has, and following the consummation of the transactions described herein, will continue to have, through the Authorization Period, adequate cash and access to working capital facilities to meet and support its normal business operations. Payment of the dividends (or repurchases of common stock, as the case may be) would not impair the financial integrity of CL&P, PSNH, WMECO or NAEC because, after the payment of such dividends, each utility would still have adequate cash to operate its substantially smaller business operations through the Authorization Period. The authorization being sought by the Utilities is similar to that sought by Conectiv Inc. and its utilities in its application/declaration on Form U-1 in File No. 70-9499 (May 19, 1999). Similarly, the Commission has recently approved the use of proceeds from the sale of generating assets to repurchase the selling entity's stock from its parent registered holding company in order to keep its capital structure balanced, in the same manner as the Utilities propose to do here. New England Elec. System, H.C.A. Rel. No. 26918 (Sept. 25, 1998). That approval would seem to be apt precedent for the stock repurchases proposed here.

Payments of Dividends or a Stock Repurchase by Competitive Subsidiaries

8. NU's other direct or indirect competitive subsidiaries, NUEI, NGC, NGS, SE, HEC, Reeds, SECI, HEC Energy, and SEPPI, (collectively, the "Competitive Subsidiaries") request approval during the Authorization Period for: (i) the payment of dividends to, and/or the repurchase of stock from, NU by NUEI;
(ii) the payment of dividends to, and/or the repurchase of stock from, NUEI by NGC, NGS, SE, HEC and SEPPI; and (iii) the payment of dividends to, and/or the repurchase of stock from, HEC by Reeds, SECI and HEC Energy; in each case out of capital or unearned surplus and in amounts not to exceed the amounts set forth in the table in paragraph 11 below. The Competitive Subsidiaries anticipate that they may have unrestricted cash available from time to time for distribution in excess of their current or retained earnings. This could occur, for example, where a company experienced an operating loss or asset impairment which created negative retained earnings and also sold assets which resulted in an influx of cash. To best arrange and deploy the NU system's equity capital, the Competitive Subsidiaries propose to use some of this unrestricted cash for the payment of dividends to NU, HEC and NUEI or to effect a stock repurchase from NU, HEC and NUEI, the proceeds of which NU ultimately would use to reduce its capitalization and other corporate purposes. Fundamentally, the question of how much capital NU should have invested at any one time in its Competitive Subsidiaries will be dictated by competitive and commercial needs not fully foreseeable at this time. NU needs the flexibility to adjust its level of equity investment at any time in these companies as such circumstances dictate.

The Commission has permitted competitive subsidiaries of registered holding companies to pay dividends out of capital or unearned surplus when that payment will not adversely affect the financial integrity of the holding company system or jeopardize the working capital of the operating subsidiaries, American Electric Power Co., H.C.A. Rel. No. 26760 (Sept. 18,
1997), or when not permitting such a payment would cause cash to be trapped at the competitive subsidiaries when there is no need for it, The Southern Co., H.C.A. Rel. No. 26543 (July 17, 1996), See also Northeast Utilities, H.C.A. Rel. No. 26810 (December 30, 1997). In response to more recently filed applications under the Act, the Commission has given blanket authorization for the payment of dividends out of capital or unearned surplus. See, GPU International, Inc., et al. H.C.A. Rel. No. 27023 (May 14,
1999). Here, the payment of dividends by the Competitive Subsidiaries directly or indirectly to NU or the repurchase of stock by the Competitive Subsidiaries is part of the NU system's overall plan to maintain its level of investment in each subsidiary as will most benefit its shareholders and ratepayers, and so having such flexibility will improve, rather than harm, the financial integrity of the NU system and its operating companies. Moreover, the cash to be used to pay the dividends or to repurchase stock may not be needed by the Competitive Subsidiaries to achieve their corporate goals, so there would be no need to leave that cash with the Competitive Subsidiaries. Accordingly, the payment of dividends or the repurchase of stock by the Competitive Subsidiaries out of capital or unearned surplus should be approved.

Approval of the Issuance of Additional Shares by NU to Settle One or More Forward Contracts

9. In the fall of 1999, NU entered into forward stock purchase contracts (collectively, the "Forwards") with a third party to repurchase, on NU's behalf, the necessary NU shares. Since NU does not yet have sufficient proceeds from the various restructuring transactions described above, Forwards provide NU with a viable method of obtaining its own shares at anti-dilutive prices and with no balance sheet impact during the carrying period. NU anticipates closing out the Forwards by June 30, 2001 assuming the availability of adequate proceeds from the restructuring activities described above.

   In a typical Forward transaction, a broker acting for NU will acquire a negotiated number of shares at market prices, hold them until a negotiated deadline, and then deliver them at the acquisition price (determined by one of a number of possible methods) to NU. NU will pay a carrying charge plus a fee to compensate the broker, and will collateralize the broker should the aggregate market price of the carried shares fall below a negotiated percentage of the original aggregate cost. Ultimately, and critical to the broker's own financial standing, the broker retains the right to sell out the position and charge the difference to NU should the market fall off be substantial. Under present accounting rules, the transaction will be accounted for as an equity commitment and not as an obligation of indebtedness. In order to settle a negative forward in shares, NU must have the lawful right to issue such shares, which is the purpose of this portion of the Application.

    NU estimates that it will need the ability to issue up to 8.5 million shares to compensate for the possibility of negative Forward settlements and accordingly requests permission to issue such shares in one or more transactions through the period ending June 30, 2001, which is the latest date it could envision needing such authorization.

Approval of the Payment of Additional Amounts under the CL&P
Mortgage Indenture restriction, dated May 1, 1921.

10. In addition to the other transactions described herein, the Applicants request that the Commission exercise its reserved power as provided in the dividend covenant in CL&P's Mortgage Indenture relating to CL&P's first mortgage bonds, so as to permit CL&P, during the Authorization Period, to effect dividend payments, the repurchase of its shares or any combination thereof, notwithstanding the fact that the CL&P Returned Equity does not represent net earnings giving rise to earned surplus. The full text of the dividend covenant, Section 6.13 of the Mortgage Indenture, is attached hereto as Exhibit J. CL&P has an additional issue of first mortgage bonds, its Series TT Bonds, with a comparable covenant, but such bonds will be retired with the proceeds of CL&P's asset sales in the first quarter of 2000 and prior to any such upstream payment to NU.

    The dividend covenant provides, among other things, that cash dividends may not be paid on the capital stock of CL&P, or distributions made, or capital stock purchased by CL&P, in an aggregate amount which exceeds CL&P's earned surplus after December 31, 1966, plus the earned surplus of CL&P accumulated prior to January 1, 1967 in an amount not exceeding $13,500,000, plus such additional amount as may be authorized or approved by the Commission under the Act. CL&P hereby is requesting that the Commission approve such an additional amount to enable the payment of dividends and/or the repurchase of stock, as described above. The actual amount over such limit for which authorization is being sought depends on the amount of CL&P's earned surplus at the time of the dividend payment or stock repurchase. However, the maximum aggregate amount of capital expected to be transferred to NU through these means during the Authorization Period will not exceed $310 million. The Commission has previously approved the payment of additional amounts under similar dividend restrictions upon a finding that such approval was in the public interest. See, e.g., AEP Generating Co., H.C.A. Rel. No. 24989 (Nov. 21, 1989); Southern Elec. Gen. Co., H.C.A. Rel. No. 14417 (April 25, 1961). The requested dividend payments and/or repurchase of CL&P stock from restructuring proceeds are in the public interest as it will not impair CL&P's ability to meet its obligations and it will result in the benefits to the NU system, the NU shareholders and the Utilities' customers described above. Without such authorization in this case, much of the extraordinary funds received by CL&P through generation asset sales and securitization would remain trapped at CL&P and would not be available to benefit the NU system as a whole. Thus, such payments will not negatively affect the interests sought to be protected under the dividend restriction and CL&P's request should be approved.

Inability to meet the Commission's 30% Common Equity Ratio Test

11. As shown on Exhibit K hereto, the addition of securitization debt to the balance sheets of CL&P, WMECO and PSNH on a pro forma basis will cause these companies (and NU on a consolidated basis) to fail the Commission's benchmark of 30% common equity-to-capitalization test, with their respective pro forma common equity ratios at 19.1%, 16.6%, 14.2% and 29.1%, As indicated earlier, however, the ratings of the respective senior debt securities of CL&P, WMECO and PSNH will be unaffected or will be improved by the issuance of the rate reduction bonds, as such bonds are not considered obligations of the Utilities by the ratings agencies. CL&P, WMECO and PSNH presently anticipate that all such debt will have been amortized by no later than twelve years after the respective date when such company has issued the maximum principal amount of rate reduction bonds which it intends to issue ("Full Securitization"). Thus the companies' common equity ratio will exceed 30% by
no later than the end of such period.   Assuming a straight line amortization
over the twelve-year period from Full Securitization of $84 million annually in the case of CL&P, $20 million annually in the case of WMECO and $50 million annually in the case of PSNH, each company's common equity ratio will be over 30% by the end of the twelfth year. Assuming full amortization of the rate reduction bonds by the end of the twelfth year, the common equity ratio will reach 30% in the ninth year in the case of CL&P and in the tenth year in the case of WMECO and PSNH. In all likelihood, a sufficient amount of securitization debt will be amortized prior to the end of such twelve year period to restore the companies' common equity ratio to over 30% prior to that date, but at this point the terms of such debt are not known so an earlier date cannot be reliably predicted.

Summary of Requested Action

12.    The Applicants request that the Commission issue an order authorizing:
(a) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by each of the Utilities during the Authorization Period and, in the case of CL&P, WMECO and PSNH, so long as the senior debt securities of the respective company is rated investment grade by at least one rating agency; (b) during the Authorization Period (i) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by NUEI, (ii) the payment of dividends to, and/or the repurchase of stock from, NUEI out of capital or unearned surplus by each of NGC, NGS, SE, HEC and SEPPI, and (iii) the payment of dividends to, and/or the repurchase of stock from, HEC out of capital or unearned surplus by Reeds, SECI and HEC Energy, (c) the payment of dividends and/or the repurchase of stock out of capital or unearned surplus by CL&P to NU under its Mortgage Indenture dividend covenant during the Authorization Period and
(d) the issuance of additional shares by NU to the extent necessary to fulfill its obligations under the Forwards through June 30, 2001. The following chart depicts graphically the various approvals sought in this
Application:

(a) Approvals Sought For Payment Of Dividends and/or Repurchase Of Stock Out Of Capital Or Unearned Surplus

Company                                    Maximum amount

CL&P                                       not in excess of $310 million*

WMECO                                      not in excess of $145 million*

PSNH                                       not in excess of $297 million*

NAEC                                       not in excess of $164 million*

NUEI                                       not in excess of $132 million

NGC                                        not in excess of $10 million

NGS                                        not in excess of $10 million

SE                                         not in excess of $70 million

HEC (Consolidated)
        SECI
        HEC Energy
        Reeds                              not in excess of $19 million

SEPPI                                      not in excess of $8.5 million

* Sources limited to restructuring proceeds.

(b) Other Approvals

NU issuance of up to 8.5 million additional shares to the extent necessary to fulfill Forward obligations through June 30, 2001

CL&P                         payment of dividends and/or
                             repurchase of stock out of capital or
                             unearned surplus from restructuring
                             proceeds in accordance with Mortgage
                             Indenture dividend covenant

Statement Pursuant to Rule 54

13. Except in accordance with the Act, none of the Applicants (a) have acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has as a consequence of the transactions proposed herein will have a right under, a service, sales or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by the Applicants to acquire any securities of, or any interest in, an EWG or a FUCO.1

________________________
1. Please see the application/declaration filed with the Commission by NU and NGS on August 26, 1999, as amended, in File No. 70-9543 concerning the anticipated investments in EWGs by NU


     The Applicants are in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

(i) NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs for which there is recourse to NU) does not exceed 50% of NU and its subsidiaries' consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At June 30, 1999 the ratio of such investment ($6 million) to such consolidated retained earnings ($579 million) was 1 percent.

(ii) Ave Fenix (NU's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission with access to such books and records and financial statements, as it may request.

(iii) No employees of the Applicants have rendered services to the EWG/FUCO.

(iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over all the rates of NU's public utility subsidiaries.

(v) None of the Applicants have been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods have decreased by 10% or more from the average for the previous four quarterly periods (at June 30, 1998, NU's
CREs were $698 million; at June 30, 1999 NU's CREs were $579 million), NU's aggregate investment in EWGs/FUCOs at such date ($6 million) did not exceed two percent of NU's consolidated capital invested in utility operations ($5,950 million).
(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs, unless such losses did not exceed 5 percent of NU's consolidated retained earnings."

B. Item 3 is deleted in its entirety and replaced with the following:

"ITEM 3

APPLICABLE STATUTORY PROVISIONS

15. Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a) thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

    NU hereby undertakes to file reports with the Commission within 60 days after the end of each calendar quarter, beginning with the quarter ending March 31, 2000, providing

1. A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of repurchase stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

2. The current senior debt rating of CL&P, WMECO and PSNH to include a representation that the rating is at or above investment grade.

3. The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowing from working capital facilities."

SIGNATURES

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
WESTERN MASSACHUSETTS ELECTRIC COMPANY
NORTH ATLANTIC ENERGY CORPORATION
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICES COMPANY
SELECT ENERGY, INC.
SELECT ENERGY PORTLAND PIPELINE, INC.

By: /s/ David R. McHale
        David R. McHale
        Vice President and Treasurer

HEC INC.
HEC ENERGY CONSULTING CANADA, INC.
REEDS FERRY SUPPLY CO, INC.
SELECT ENERGY CONTRACTING, INC.

By: /s/ David R. McHale
        David R. McHale
        Assistant Treasurer


THE CONNECTICUT LIGHT AND POWER COMPANY

By: /s/ Randy A. Shoop
        Randy A. Shoop
        Treasurer


Date: March 6, 2000